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                                                        Exhibit 99.B(d)(2)(O)(i)

                                   SCHEDULE B
                       COMPENSATION FOR SERVICES TO SERIES

     For the services provided by UBS Global Asset Management (Americas) Inc.
("Portfolio Manager") to the following Series of ING Investors Trust, pursuant to the attached Portfolio Management Agreement, the Manager will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

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
SERIES                                        RATE(1)
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
ING UBS U.S. Balanced Portfolio               0.50% on first $50 million;
                                              0.40% on next $50 million; and
                                              0.35% thereafter

     If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.

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(1)  For purposes of calculating fees under this Agreement, the assets of the
     Series shall be aggregated with the assets of the ING UBS U.S. Allocation Portfolio a series of ING Partners, Inc., which is not a party to this Agreement. The aggregated assets will be applied to the above schedule and the resulting fee shall be prorated back to each Series and its respective Adviser based on relative net assets. In addition, the assets of all future Series managed by the Portfolio Manager will be aggregated and subject to this annual fee.